March 31, 2010

By U.S. Mail and Facsimile to: (703) 813-6983

Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Florida Bank Group Inc.
Amendment No.3 to Form 10-12G
Filed March 11, 2010
File No. 000-53813

Dear Mr. Clampitt:

We have reviewed your comment letter dated March 24, 2010 and have prepared the following responses. We thank you and the Securities and Exchange Commission staff for your careful consideration of our response letter. To assist in your review of our response, we have set forth below, in full, the comments contained in your letter, together with our responses. These responses have been numbered to correspond with the numbered comments set forth in your letter. We have amended the Form 10 and enclosed a marked version of the amendment for your convenience. We have also included an exhibit to assist you in understanding our responses. Please advise us if after reviewing this information, you have additional comments, questions or concerns.

Allowance and Provisions for Loan Losses

1.	We note your revised disclosure and response to comment 2 in your letter dated March 11, 2010. Please revise your filing to include the information included in the first paragraph of your response that starts, “In some instances, certain loans…” through the end of the paragraph. In your disclosure, more clearly identify the facts and circumstances when your historical loss factors are significantly adjusted by your loss adjustment factors.

Response: Response: We have revised our disclosure to more clearly identify the facts and circumstances when we significantly adjust our historical loss factors by our loss adjustment factors as follows: “The Company may significantly adjust its historical loss factors by loss adjustment factors in circumstances where management believes concentrations of losses have had a large impact on the historical loss factor. As discussed in the section titled “Allowance and Provision for Loan Losses” of this filing, the Company had a concentration in its multi-family portfolio consisting of three large loan relationships. In order to calculate its estimated reserve for loan losses on its multi-family portfolio, the Company applied a negative adjustment factor to its historical loss factor for its multi-family loans in order to account for the effect of these loss concentrations.”

2.	We note your revised disclosure and response to comment 3 in your letter dated March 11, 2010.

a.	Please revise to disclose the information included in the bullet points on top of page 4.

Response: We have revised our disclosure to provide the steps included in the Company’s methodology that is used to establish its general reserve for loan losses as follows: “In developing its estimates for general reserves, loans with similar risk characteristics as represented by call report category are grouped together. For each group, historical loss rates are calculated by dividing net charge-offs as a percentage of loans. Management then evaluates the current qualitative or environmental factors that are likely to cause estimated credit losses to differ from the group’s historical loss experience. Management may then apply an adjustment factor, if appropriate to derive the total loss rate for each group. The total loss rates are multiplied by loss multipliers which increase the loss percentage based upon the risk rating of the loans within each group. The product of the total loss percentage and the loss multiplier is applied to the loan balances in each group and risk rating to compute the reserves for each group.

b.	Please revise to disclose the information in paragraph c. on page 4 that starts, “For the periods ending December 31, 2008…” through the end of the paragraph.

Response: We have revised our disclosure to provide the steps included in the Company’s methodology that is used to establish its general reserve for loan losses as follows: “For the periods ending December 31, 2008 and September 30, 2009, management calculated historical loss factors for the prior twenty quarters and weighted these factors to apply more weight to its most recent charge-off history. Recent charge offs and recoveries are weighted more heavily than older charge offs. Under this estimation procedure, the most recent four quarters and most recent six quarters receive approximately 45% and 65% of the weighting respectively. For the period ended December 31, 2009, management estimated its reserves by applying 100% of the weighting to the most recent four quarters.”

c.	Please revise your disclosure included in the last paragraph of page 9 top clarify whether you use the fair value of collateral to value loans that are not collateral dependent. If you do, please tell us how your policy is consistent with paragraph 13 of SFAS-114.

Response: The disclosure included in the last paragraph on page 9 of the March 14th comment letter was addressing how we would add more language to our discussion in our 2009 10-K. Therefore, it is more appropriate to include the correction in the 10K. We have revised our disclosure, which will be included in our Form 10-K for 2009, to discuss the changes to the discussion of the valuation of impaired loans which are not solely collateral dependent as follows: The sentence “In this circumstance, loans are valued by one of three methods: fair value of collateral, discounted expected future cash flows or observable market price of the note.” Now reads: “In this circumstance, loans are valued by one of two methods: discounted expected future cash flows or observable market price of the note.” You should also note that this is already stated in the last sentence of the last paragraph of page 27 of Form 10.

d.	Please revise to disclose the information in the last paragraph on page 10 starting with, “during the period from September 30, 2009 to December 31, 2009…” through the end of the paragraph.

Response: We have revised our disclosure to discuss the changes to the management estimates for the period indicated as follows: “During the period from September 30, 2009 to December 31, 2009, management increased its estimate of probable incurred credit losses based upon increasing levels of charge-offs and deteriorated market conditions as reflected in the total loss factors applied to its loan portfolio subject to general reserves. The aggregate impact of the changes in these estimates more than offset the reduction in the principal balance of the loan portfolio subject to general reserves.”

We will include in our discussion of loan loss reserves in the 2009 10K and will include as an addendum to our discussion in Form 10, amendment four, page 28 under the heading “Subsequent Actions.”

3.	We note your revised disclosure and response to comment 4 in your letter dated March 11, 2010.

a.	Please revise to clarify if the supplemental information provided by credit officers is used to adjust the value of collateral in the measurement of impairment, how frequently supplemental information is used and if the supplemental information is reviewed and approved by a person other than the credit officer.

Response: We have revised our disclosure on page 28 of Form 10 to read as follows: “Although the incidences are very low, a credit officer may, however, provide supplemental information that he deems significant and appropriate if he believes that it is of value and supports his conclusions regarding a loan evaluation. Such supplemental information could include tax assessed values or comparable real estate on the books of the Company, which was recently appraised. If this supplemental information is used, it must be reviewed and approved by the Chief Credit officer and the Chief Risk Officer or the loan committee of the Board.”

b.	Please revise and clarify in what circumstances you use “as stabilized” appraisals when measuring impairment.

Response: We have revised our proposed expanded disclosure to the 10-K to eliminate the following 3 sentences as follows: “An “as stabilized” value represents the estimated value of the property, assuming all anticipated actions, uses, etc.; regarding the property occur as planned. An example would be to estimate the value of a shopping center that is filled with tenants. In any case, however, if a new appraisal is performed as a result of a triggering event, the “as is” value is the one that is used.” We removed these sentences because when measuring impairment, only “as is” appraisals are used. To use an “as stabilized value would mean that the project is going forward and progressing as plan; including the proper loan repayment to the Bank.

Also, please note that we never included the above in our filing but rather the language was in response to a direct comment in the SEC comment letter. We will assure that our 10-K filing does not include references to “as Stabilized” value.

Interim Financial Statements

Note (2) Securities Available for Sale, page F-50.

4.	We note your revised disclosure and response to comment 8 in your letter dated March 11, 2010. As requested in our prior comment, please revise to disclose the range of significant inputs (expected losses, etc.) for your mortgage-backed and asset-backed securities with significant unrealized losses greater than 12 months.

Response: We have revised our footnote on page F-50 to read as follows: “Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the Company’s intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

In evaluating mortgage backed and asset backed securities with significant unrealized losses greater than 12 months, management utilizes various resources, including input from independent third party firms to perform an analysis of expected future cash flows. The process begins with an assessment of the underlying collateral backing the mortgage pools. Management develops specific assumptions using as much market data as possible and includes internal estimates as well as estimates published by rating agencies and other third-party sources. The data for the individual borrowers in the underlying mortgage pools are generally segregated by state, FICO score at issue, loan to value at issue and income documentation criteria. Mortgage pools are evaluated for current and expected levels of delinquencies and foreclosures, based on where they fall in the proscribed data set of FICO score, geographics, LTV and documentation type and a level of loss severity is assigned to each security based on its experience. The above-described historical data is used to develop current and expected measures of cumulative default rates as well as ultimate loss frequency and severity within the underlying mortgages. This reveals the expected future cash flows within the mortgage pool. The data described above is then inputted to an industry recognized model to assess the behavior of the particular security tranche owned by the Company. Significant inputs in this process include the structure of any subordination structures, if applicable, and are dictated by the structure of each particular security as laid out in the offering documents. The forecasted cash flows from the mortgage pools are input through the security structuring model to derive expected cash flows for the specific security owned by the Company to determine if the future cash flows are expected to exceed the book value of the security. The values for the significant inputs are updated on a regular basis.

The key base assumptions for mortgage-backed securities used during 2009 are in the table below:

Prepayment rate	5%-40	%CPR
Loss severity	50%-100%
Cumulative default rate	7%-43%
Principal write-down	0-100%

Loss Severity rates are estimated based on collateral characteristics and generally range from 55-75% for SF first mortgages and 80-90% for Home Equity mortgages.

At the end of the quarter ended September 30, 2009, the Company performed an analysis of its mortgage-backed and asset-backed securities which had been in a continuous unrealized loss position for more than twelve months to determine if an OTTI existed. The Company concluded that the unrealized losses of approximately $1.9 million related to securities with a book value approximately $2.6 million that had been in a continuous loss position for more than 12 months were not other than temporary. The Company plan to hold the securities for a period of time sufficient for the fair value of the securities to recover and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.”

5.	We note your response to comment 8 in your letter dated February 9, 2010 regarding your other than temporary impairments recorded in 2008 and 2009 and your lack of cumulative effect adjustment upon the adoption of FSP 115-2 on April 1, 2009. Please provide us additional information to clarify how you determined the other than temporary impairment recorded in 2008 and 2009 were in accordance with the accounting guidance applicable at the time and how you determined that you did not have a cumulative effect adjustment upon your adoption of FSP 115-2 at April 1, 2009. If you believe you had an error and you believe the effect of correcting this error is immaterial to prior periods, please provide us a materiality analysis that clearly explains the facts and circumstances regarding the error, clearly states that you had an error and explicitly states that your auditors and audit committee agree with your conclusion that the error is immaterial.

Response: During the fourth quarter of 2008, we reviewed our all of our available for sales securities for impairment and identified any that had an unrealized loss. This unrealized loss was determined by comparing the security’s carrying value to market quotes. Our U.S. Government Agency securities and our corporate bonds did not show signs of impairment. Our Mortgage-backed securities and our asset-backed securities, however, did show signs so we performed further evaluations to determine if an other-than-temporary loss existed for these. Note that this schedule only lists those securities that showed signs of impairment in that the quoted market values were less than the carrying values. All others that were deemed unimpaired were not included in this schedule. The specific securities and the evaluation and conclusion reached by the Company are shown as EXHIBIT 1.

The GAAP guidance at that time (FAS 115: Accounting for Certain Investments in Debt and Equity Securities (as amended), paragraph 13), states that “Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) shall be excluded from earnings and reported in other comprehensive income until realized.” Notwithstanding, paragraph 16 further states that “for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.” In order to comply with the guidance, we performed an analysis to determine if our unrealized losses were other than temporary. Per the guidance, if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary impairment shall be considered to have occurred. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss).

In order to determine if an OTTI existed, the Company performed a discounted cash flow analysis on the securities (mortgage-backed and asset-backed) and compared it to the carrying values. If the discounted cash flows added up to be greater or equal to the carrying values then no OTTI was deemed to have been incurred. The analysis was performed in the same manner as described in response 4, above. Our results concluded that the company had an OTTI of $214K related to one security – (residential accredit loans, cusip 751150AS2), which was recorded in earnings for the year ending 12/31/08. The remaining unrealized losses of $1.95 million were recorded in OCI as they were deemed to be temporary.

Regarding the evaluation at 12/31/08, the following should be noted:

•

For the unrealized losses, the projected discounted cash flows added up to be greater or equal to current book value for all securities evaluated, (except for Residential Accredit loans, purchased 3/28/08) that were written down to market value.

•

The vast majority of the securities for which an unrealized loss was recorded in OCI were less than a year old. At that time, management had no expectation that the full amounts would not be collected and the company had the ability and intent to hold the securities and was not required to sell them.

•

GAAP guidance at that time required that no amounts of unrealized loss should be recorded to operating income if no OTTI was present (i.e. if the discounted cash flows were less than the carrying value).

We believe that we properly recorded all transactions for 2008.

2009 Valuations and Application of New Guidance

Accounting Under FAS FSP 115-2, Recognition and Presentation of Other-Than-Temporary Impairments

FAS FSP 115-2, paragraph 19 requires that if the fair value of a debt security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other than temporary. Amortized cost basis includes adjustments made to the cost of an investment for accretion, amortization, collection of cash, previous other-than-temporary impairments recognized in earnings (less any cumulative-effect adjustments recognized in accordance with paragraphs 45 and 46 of this FSP), and fair value hedge accounting adjustments.

At the end of quarter one 2009 we reviewed our available for sale securities which were in a continuous loss position for more than 12 months utilizing the guidance as described above for 2008 and determined that we did not have an OTTI. Any unrealized losses on the available for sales securities were recorded in OCI.

As previously noted above, during 2008 we recorded an OTTI charge of $213,600 on our holding of the following non agency mortgage backed security: Residential Accredited Lending Inc. (“RALI”) Series 2006-QO7 Trust, Class M1, CUSIP # 751150S2. We purchased the security at par $240,000 of par value and recorded an impairment equal to 89% of cost and held a post impairment book value of $26,400 as of December 31, 2008. Upon our adoption of FAS 115-2, we evaluated this security, along with those on hand at 3/31/09 for which an OTTI impairment had been taken in 2007 to determine if we should record a cumulative effect adjustment. The results of our analysis are summarized as follows:

FLORIDA BANK GROUP, INC.

Available-For-Sales-Securities Analysis

Values at 3/31/09 for Securities for Which an OTTI was Previously Taken

Issue	CUSIP	Purchase Date		Carrying Value	Discounted Cash Flow	Difference	Market Value	Additional OTTI Taken 12/31/09 (Y/N)
IMPAIRED IN 2007

CWL	126668HAF7	2007		$540,300	$880,000	$(339,700)	$70,523	N
HFCHC	40430WAC9	2007		22,725	44,595	(21,870)	42,472	N
IXIS R/ECAP TR	46602UAB4	2007		71,806	91,843	(20,037)	87,469	N
MASTR ABS	55275BAC1	2007		70,241	74,455	(4,214)	70,909	Y
CMLTI	17309SAE0	2007	(1)	130,454	136,977	(6,523)	42,386	N
Novstar HM EQ	66989EQF2	2007	(1)	100,920	105,966	(5,046)	20,035	N

				936,446	1,333,836	(397,390)	333,794
IMPAIRED IN 2008
HEMT 2006-5-A1	43709PAB4	3/28/08		78,212	37,362	40,850 (2)	35,583	N
RALI	751150AS2	3/28/08		26,400	27,720	(1,320)	1,567	Y

				104,612	65,082	39,530	37,150

Total all				$1,041,059	$1,398,918	$(357,859)	$370,944

(1)	Security was sold in 2009 for which a loss was recorded in operating income
(2)	Difference indicates a credit risk loss but amount was not recorded by the Company as it was deemed material to the company’s financial statements.

Calculation of Cumulative Effect Adjustment at 3/31/09:

1) Compare DCF with Carry Value = $1,398,918 - $1,041,059 =	$(357,859)
2) Compute tax effect (tax rate)	37.5%
Tax effect	(134,197)

After Tax	$(223,662)

As noted in the above table, the carrying value of securities for which an OTTI was previously taken was $1,041,059 and the discounted cash flows were $1,398,918 resulting in a difference of $223,662. In applying the new Guidance, the Company was required to record a charge to retained earnings of $223,662 and an offset to OCI of the same amount. The Company would also be required to adjust the amortized cost basis of the securities for which an OTTI was previously recognized by the amount of the cumulative-effect adjustment before taxes. The above transactions were not recorded by the Company as of 3/31/09 because they were deemed to be immaterial by the Company, its audit committee and its outside auditors. This determination of immateriality was based on quantitative and qualitative factors. On a quantitative basis, the amount represents less than one percent of the Company’s equity ($112.3 million) at 6/30/09. On a qualitative basis, the Company determined that the misstatement did not: mask a change in earnings or other trends; affect the Company’s compliance with regulatory requirements; affect the Company’s compliance with loan covenants or other contractual requirements; have the effect of increasing management’s compensation and did not involve concealment of an unlawful transaction.

During the remainder of 2009, subsequent to the adoption of FSP 115-2, we continued to evaluate our securities for impairment. We again performed a discounted cash flow analysis as of September 30, 2009. As of September 30, 2009, we had securities of $97.8 million with gross unrealized gains of $2.2 million and unrealized losses totaling $2.4 million, of which $0.5 million had been in a loss position for less than 12 months and $1.9 million had been in a loss position for over twelve months. The Company concluded that the losses were not other than temporary.

Subsequent to September 30, 2009 and in the fourth quarter of 2009, following the current GAAP guidance, we performed an analysis of our available for sale securities which resulted in the recording of an OTTI adjustment against non operating income of $1.2 million. Included in this amount were two securities for which a cumulative effect adjustment should have been made at the beginning of the second quarter, but was not. (See items marked “Y” in the “Additional OTTI Taken at 12/31/09” column of the table above). Had the cumulative effect adjustment been handled properly, the carrying values of these particular securities would have increased by $13,348 as shown in the following table:

FLORIDA BANK GROUP, INC.

Available-For-Sales-Securities Analysis

Values at 12/31/09 for Securities for Which an OTTI was Taken at 12/31/09

and Cumulative Effects Adjustment was not Recorded at 6/30/09

Issue	CUSIP	Purchase Date	Carrying Value at 12/31/09	Discounted Cash Flows at 12/31/09	Difference (OTTI Taken at 12/31/09)	Pro forma adjustment to Carrying Value (includes tax effect)

IXIS R/ECAP TR	46602UAB4	2007	$70,241	$50,746	$19,495	$12,523	(1)
RALI	751150AS2	3/28/08	26,400	—	26,400	825	(2)

Total			$96,641	$50,746	$45,895	$13,348	(3)

(1)	$20,037X (1-.375) = $12,523
(2)	$1,320 X (1-.375) = $825
(3)	Total of $13,348 represents amount of understatement of OTTI adjustment at 12/31/09

The understatement of the OTTI loss at 12/31/09 has been deemed immaterial by management, its Audit Committee and its independent auditors. This determination was made using the same factors described above.

Closing Comments

We have amended the Form 10 and enclosed a marked version of the amendment for your convenience.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this Amendment and we trust that the foregoing has been responsive to the staff’s comments.

If you should have any further questions or comments regarding this submission, please contact John P. Greeley at (407) 843-7300 or John Garthwaite, Chief Financial Officer, at (813) 223-0056.

Sincerely,

/s/ John R. Garthwaite
John R. Garthwaite
Executive Vice President and Chief Financial Officer

JG: sn

Encl. Marked version of Amendment No. 4 to Form 10 and Exhibit 1.

cc:	John P. Greeley, Esq.
Smith Mackinnon, P A
(By facsimile)

Scott Smith
Federal Reserve Bank of Atlanta

John G. Alcorn
Florida Office of Financial Regulation

Florida Bank Group

INVESTMENT ROLLFORWARD

12/31/2008

EXHIBIT 1

				A

CUSIP	DESCRIPTION	INTEREST RATE	PURCHASE DATE	MATURITY DATE	ORIGINAL PAR	Face Amount 12/31/07		Additions	Sales/ Mature/ Call	Loss	Principal Paydowns	Impairment Losses		Face Amount 12/31/08

0741NAQ2	BEAR STEARNS MTG FUNDING	1.625%	3/28/2008	01/25/37	1,883,333	—		1,883,333			(225,376)			1,657,958
39538WGJ1	GREENPOINT MORTGAGE FUND.	4.665%	3/28/2008	03/25/36	841,428	—		841,428			(136,028)			705,400
751150AS2	RESIDENTIAL ACCREDIT LOANS	1.805%	3/28/2008	09/25/46	240,000	—		240,000			—	(213,600	)✓	26,400
65537BAB6	NOMURA ASSET ACCEPT	5.755%	3/28/2008	06/25/36	175,000	—		175,000			—	(B	)	175,000

	CMO					0		3,139,761	0		(361,403)	(213,600)		2,564,758

												AA-4		0

														2,564,758
31282r3w2	FHLMC 7 YR GOLD POOL	4.000%	9/1/2007	04/01/10	819,975	797,332			(657,637)		(139,695)

	MBS					797,332		0	(657,637)		(139,695)			2,564,758

31359MQM8	US TREASURY	3.250%	9/1/2007	01/15/08	1,000,000	1,000,000			(1,000,000)		—			—
31359MYA5	US TREASURY	4.200%	9/1/2007	03/24/08	1,000,000	1,000,000			(1,000,000)					—

	US Treasury					2,000,000		0	(2,000,000)		0			0

12668HAF7		1.645%	12/31/2007	06/25/37	2,000,000	540,300	PY				—			540,300
17309SAE0		3.539%	12/31/2007	11/25/36	381,000	130,454	PY				(0)			130,454
40430WAC9		1.503%	12/31/2007	01/20/36	78,763	38,314	PY				(15,589)			22,725
43709PAB4		5.500%	12/31/2007	01/25/37	235,525	78,213	PY				(40,092)			38,121
46602UAB4		3.359%	12/31/2007	01/25/37	94,777	71,689	PY				117			71,806
55275BAC1		3.369%	12/31/2007	08/25/36	95,000	70,241	PY				0			70,241
66989EAF2		1.695%	12/31/2007	09/25/37	300,000	100,920	PY				—			100,920

						1,030,131		—	0		(55,564)			974,567

CUSIP	input BOOK VALUE 12/31/08		input MARKET VALUE 12/31/08		UNREALIZED GAINS 12/31/08	UNREALIZED LOSSES 12/31/08	Current Rating

0741NAQ2	1,657,958	✓	504,423	✓		(1,153,534.51)	AAA
39538WGJ1	705,400	✓	705,400	✓
751150AS2	26,400		26,400	✓
65537BAB6	175,000	✓	137,875	✓		(37,125.00)	AAA

	2,564,758		1,374,098		—	(1,190,660)

	AA-C				(1,190,660)
					C
31282r3w2	—

	—		—		—	—

31359MQM8	—		—
31359MYA5

	—		—		—	—

12668HAF7	540,300	✓	236,970	✓		(303,330.00)	AA+
17309SAE0	130,454	✓	33,457	✓		(96,997.00)	AA+
40430WAC9	22,725	✓	45,992	✓	23,267.00
43709PAB4	38,121	✓	55,304	✓	17,182.75
46602UAB4	71,806	✓	85,468	✓	13,662.00
55275BAC1	70,241	✓	74,843	✓	4,601.93
66989EAF2	100,920	✓	65,536	✓		(35,383.53)	B

	974,567		597,570		58,714	(435,711)

	AA-C

PY	Agreed to prior year workpapers
@	Agreed to broker advice
Rx	Recalculated as reasonable
i	Immaterial difference
✓	Agreed to correspondance from Sterne Agee stating the current bid on this security is 11.00. Recalculated w/o/e
✓	Based on review of Sterne Agee OTTI analysis, the securities do not appear to be other-than-temporarily impaired.
✓	Agreed to 12.31.08 bond accounting report as current market value

A)	Note that as of December 31, 2008, substantially all of the unrealized losses were on securities that were one year old or less.
B)	The results of the third party evaluation concluded that this security had an OTTI loss. Accordingly, we recorded this amount as operating income (see Exhibit 2)
C)	This was the largest security position. The third party evaluation concluded that the loss was not OTTI loss, as evidenced by the fact that the discounted cashflows were equal to or greater than the carrying value (see Exhibit 2)

Florida Bank Group

INVESTMENT ROLLFORWARD

12/31/2008

EXHIBIT 1

				A

CUSIP	DESCRIPTION	INTEREST RATE	PURCHASE DATE	MATURITY DATE	ORIGINAL PAR	Face Amount 12/31/07		Additions	Sales/ Mature/ Call	Loss	Principal Paydowns	Impairment Losses		Face Amount 12/31/08

0741NAQ2	BEAR STEARNS MTG FUNDING	1.625%	3/28/2008	01/25/37	1,883,333	—		1,883,333			(225,376)			1,657,958
39538WGJ1	GREENPOINT MORTGAGE FUND.	4.665%	3/28/2008	03/25/36	841,428	—		841,428			(136,028)			705,400
751150AS2	RESIDENTIAL ACCREDIT LOANS	1.805%	3/28/2008	09/25/46	240,000	—		240,000			—	(213,600	)✓	26,400
65537BAB6	NOMURA ASSET ACCEPT	5.755%	3/28/2008	06/25/36	175,000	—		175,000			—	(B	)	175,000

	CMO					0		3,139,761	0		(361,403)	(213,600)		2,564,758

												AA-4		0

														2,564,758
31282r3w2	FHLMC 7 YR GOLD POOL	4.000%	9/1/2007	04/01/10	819,975	797,332			(657,637)		(139,695)

	MBS					797,332		0	(657,637)		(139,695)			2,564,758

31359MQM8	US TREASURY	3.250%	9/1/2007	01/15/08	1,000,000	1,000,000			(1,000,000)		—			—
31359MYA5	US TREASURY	4.200%	9/1/2007	03/24/08	1,000,000	1,000,000			(1,000,000)					—

	US Treasury					2,000,000		0	(2,000,000)		0			0

12668HAF7		1.645%	12/31/2007	06/25/37	2,000,000	540,300	PY				—			540,300
17309SAE0		3.539%	12/31/2007	11/25/36	381,000	130,454	PY				(0)			130,454
40430WAC9		1.503%	12/31/2007	01/20/36	78,763	38,314	PY				(15,589)			22,725
43709PAB4		5.500%	12/31/2007	01/25/37	235,525	78,213	PY				(40,092)			38,121
46602UAB4		3.359%	12/31/2007	01/25/37	94,777	71,689	PY				117			71,806
55275BAC1		3.369%	12/31/2007	08/25/36	95,000	70,241	PY				0			70,241
66989EAF2		1.695%	12/31/2007	09/25/37	300,000	100,920	PY				—			100,920

						1,030,131		—	0		(55,564)			974,567

CUSIP	input BOOK VALUE 12/31/08		input MARKET VALUE 12/31/08		UNREALIZED GAINS 12/31/08	UNREALIZED LOSSES 12/31/08	Current Rating

0741NAQ2	1,657,958	✓	504,423	✓		(1,153,534.51)	AAA
39538WGJ1	705,400	✓	705,400	✓
751150AS2	26,400		26,400	✓
65537BAB6	175,000	✓	137,875	✓		(37,125.00)	AAA

	2,564,758		1,374,098		—	(1,190,660)

	AA-C				(1,190,660)
					C
31282r3w2	—

	—		—		—	—

31359MQM8	—		—
31359MYA5

	—		—		—	—

12668HAF7	540,300	✓	236,970	✓		(303,330.00)	AA+
17309SAE0	130,454	✓	33,457	✓		(96,997.00)	AA+
40430WAC9	22,725	✓	45,992	✓	23,267.00
43709PAB4	38,121	✓	55,304	✓	17,182.75
46602UAB4	71,806	✓	85,468	✓	13,662.00
55275BAC1	70,241	✓	74,843	✓	4,601.93
66989EAF2	100,920	✓	65,536	✓		(35,383.53)	B

	974,567		597,570		58,714	(435,711)

	AA-C

PY	Agreed to prior year workpapers
@	Agreed to broker advice
Rx	Recalculated as reasonable
i	Immaterial difference
✓	Agreed to correspondance from Sterne Agee stating the current bid on this security is 11.00. Recalculated w/o/e
✓	Based on review of Sterne Agee OTTI analysis, the securities do not appear to be other-than-temporarily impaired.
✓	Agreed to 12.31.08 bond accounting report as current market value

A)	Note that as of December 31, 2008, substantially all of the unrealized losses were on securities that were one year old or less.
B)	The results of the third party evaluation concluded that this security had an OTTI loss. Accordingly, we recorded this amount as operating income (see Exhibit 2)
C)	This was the largest security position. The third party evaluation concluded that the loss was not OTTI loss, as evidenced by the fact that the discounted cashflows were equal to or greater than the carrying value (see Exhibit 2)